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                               October 19, 2023

       Paul M. Daily
       Chief Executive Officer
       Centuri Holdings, Inc.
       19820 North 7th Avenue, Suite 120
       Phoenix, AZ 85027

                                                        Re: Centuri Holdings,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
22, 2023
                                                            CIK No. 0001981599

       Dear Paul M. Daily:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted September 22, 2023

       Unaudited Pro Forma Condensed Consolidated Financial Information, page
69

   1. Please tell us how you intend to reflect the issuance of shares to Southwest Gas Holdings for the transfer of
assets and assumption of liabilities of the Centuri Group in your unaudited pro forma
financial information. Please provide expanded disclosure in your narrative discussion
and the accompanying notes to your pro forma financial statements.
   2. Please disclose any revenues, expenses, gains and losses, and related tax effects which will not recur beyond
12 months after the transaction. For example, tell us how you considered the total
expenses related to this offering, separation, and distribution. Refer to
                                                        Rule 11-02(a)(11)(i) of
Regulation S-X.
 Paul M. Daily
FirstName LastNamePaul  M. Daily
Centuri Holdings, Inc.
Comapany
October 19,NameCenturi
            2023       Holdings, Inc.
October
Page 2 19, 2023 Page 2
FirstName LastName
3. We note the disclosure on page 69 that you expect recurring costs for certain identified services will be higher than expenses historically allocated to you by Southwest Gas
         Holdings. Please tell us what consideration was given to reflecting any of these incremental costs, including those associated with your transition services agreement and other agreements with Southwest Gas Holdings in your pro forma financial information.
          Please refer to Rule 11-02(a)(6)(ii) of Regulation S-X.
4. We refer you to note (b). Please disclose the accounting treatment for debt issuance costs and related amortization associated with the revolving line of credit and term loan. To the extent these amounts are not clear from the adjustment, please separately disclose the components in your footnote.
5. We refer you to note (d). Please expand disclosure of the pro forma weighted average basic and diluted shares outstanding to include a reconciliation that separates the common shares issued in the public offering from the shares issued in exchange for the transfer of assets by Southwest Gas Holdings. See Rule 11-02(a)(9)(ii) of Regulation S-X.
Exhibits

6. Please file all exhibits required by Item 601(b)(10) of Regulation S-K. For example, please file all material contracts, such as the 2022 Cooperation Agreement with the Icahn
         Group and the employment agreements with your named executive officers.
       Please contact Brian McAllister at 202-551-3341 or Craig Arakawa at 202-551-3650 if
you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Laura Nicholson at 202-551-3584 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation
cc:      John Hensley